Exhibit 21.1

Subsidiaries of Oculis Holding AG

Name	Jurisdiction of Incorporation

Oculis Merger Sub I Company	Cayman Islands

Oculis Merger Sub II Company	Cayman Islands

Oculis Operations GmbH	Switzerland